SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Revolution Lighting Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

76155G206
(CUSIP Number)

RVL 1 LLC c/o Aston Capital, LLC 177 Broad Street Stamford, CT 06901 With a copy to: Michael Gilligan Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 212-756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

_____________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON RVL 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,245,386**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,245,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,245,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%**
14	TYPE OF REPORTING PERSON OO

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** As of the date of filing of this Schedule 13D (the “Filing Date”), RVL 1 LLC (“RVL”) holds directly 8,245,386 shares of common stock, par value $0.001 per share (“Common Stock”), of Revolution Lighting Technologies, Inc. (the “Company”). RVL is controlled by its managing member, Aston Capital, LLC. Based on the 8,245,386 shares of Common Stock held directly by RVL, RVL is deemed to beneficially own approximately 35.0% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Aston Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,575,386**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,575,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%**
14	TYPE OF REPORTING PERSON OO

*The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock. Aston Capital, LLC (“Aston”) serves as the sole managing member of RVL. Aston holds directly 330,000 shares of Common Stock. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), Aston may be deemed to beneficially own approximately 36.4% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Robert V. LaPenta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,950,000**
	8	SHARED VOTING POWER 8,575,386**
	9	SOLE DISPOSITIVE POWER 1,950,000**
	10	SHARED DISPOSITIVE POWER 8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,525,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6%**
14	TYPE OF REPORTING PERSON IN

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

**As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. Robert V. LaPenta is a member and officer of Aston and RVL. Further, Mr. LaPenta is sole owner of 1,950,000 shares of Common Stock purchased for his own account, of which 100,000 were purchased in various open market transactions, 850,000 were purchased directly from the Company and 1,000,000 were acquired in connection with the transactions contemplated by the Exchange Agreement (hereinafter defined). Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. LaPenta may be deemed to beneficially own approximately 44.6% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON James A. DePalma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 315,000**
	8	SHARED VOTING POWER 8,575,386**
	9	SOLE DISPOSITIVE POWER 315,000**
	10	SHARED DISPOSITIVE POWER 8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,890,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.7%**
14	TYPE OF REPORTING PERSON IN

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. James A. DePalma is an officer of RVL and a member and officer of Aston. Further, Mr. DePalma is sole owner of 315,000 shares of Common Stock, of which 65,000 were purchased in various open market transactions, 150,000 were purchased directly from the Company and 100,000 were acquired in connection with the transactions contemplated by the Exchange Agreement. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. DePalma may be deemed to beneficially own approximately 37.7% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Robert V. LaPenta, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,575,386**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,575,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%**
14	TYPE OF REPORTING PERSON IN

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. The Robert V. LaPenta Jr. 2012 Trust (the “Trust”) is a member of RVL. Robert V. LaPenta, Jr. is an officer of RVL, a member and officer of Aston, a trustee and the beneficiary of the Trust. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. LaPenta, Jr. may be deemed to beneficially own approximately 36.4% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Robert A. Basil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [x]*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,575,386**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,575,386**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,575,386**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%**
14	TYPE OF REPORTING PERSON IN

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference. As of the Filing Date, RVL holds directly 8,245,386 shares of Common Stock and Aston holds directly 330,000 shares of Common Stock. Aston is the managing member of RVL. Robert A. Basil, Jr. is an officer of RVL and a member and officer of Aston. Thus, for the purposes of Rule 13d-3 under the Exchange Act, Mr. Basil, Jr. may be deemed to beneficially own approximately 36.4% of the Common Stock of the Company issued and outstanding as of the Filing Date.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 8 of 10 Pages

This Amendment No. 8 (this “Amendment No. 8”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2012, as amended (the “Schedule 13D”) with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Revolution Lighting Technologies, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D. This Amendment No. 8 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 3, 2018, Aston entered into the Exchange Agreement, between the Company and Aston (the “Exchange Agreement”), whereby the Company agreed to issue 1,100,000 shares of the Company’s Common Stock, for the exchange and cancellation of a portion of its promissory note issued to Aston. Pursuant to the Exchange Agreement, the Company agreed to issue to Aston 1,100,000 shares of the Company’s Common Stock in exchange for $3,344,000 of the outstanding principal amount of, and the accrued and unpaid interest on, that certain promissory note, dated June 30, 2018, made by the Company in favor of Aston in the principal amount of $17,728,342.88. At Aston’s direction, the Company issued 1,000,000 of the shares to Robert V. LaPenta and 100,000 shares to James A. DePalma.

The references to, and descriptions of, the Exchange Agreement are not intended to be complete and are qualified in their entirety by reference to the Exchange Agreement, a copy of which is incorporated herein by reference to Exhibit 4 of this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 16, 2018, RVL sent a letter to the independent members of the board of directors of the Company, in which RVL made a proposal to acquire all of the shares of Common Stock of the Company not currently beneficially owned by it or its affiliates for a price of $2.00 per share (the “Proposal”). The references to, and descriptions of, the letter are not intended to be complete and are qualified in their entirety by reference to such, a copy of which is incorporated herein by reference to Exhibit 5 of this Schedule 13D.

RVL and the other Reporting Persons reserve the right to modify the Proposal in any way, to extend or discontinue discussions regarding the same, or to withdraw the Proposal at any time. The Reporting Persons and their affiliates may, directly or indirectly, take such additional steps from time to time as they may deem appropriate to further the Proposal as may be modified from time to time, including, without limitation, (i) engaging in discussions regarding the same with the Company, other shareholders, advisors, and other relevant parties, and (ii) entering into non-disclosure and other agreements, arrangements and understanding as may be appropriate in connection with its Proposal, as may be modified from time to time.

Item 5. INTEREST IN SECURITIES OF THE COMPANY

Paragraphs (a) – (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 9 of 10 Pages

(a) – (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 10,840,386 shares of Common Stock, constituting approximately 46.0% of the Company’s currently outstanding Common Stock. The percentage of shares of Common Stock reported herein are based upon the 23,577,859 shares of Common Stock outstanding as of August 3, 2018, which was calculated by adding the 22,477,859 shares of Common Stock issued and outstanding as of July 27, 2018 (as provided in the Company’s Form 10-Q for the quarterly period ended June 30, 2018) and the 1,100,000 shares of Common Stock issued pursuant to the Exchange Agreement.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page (and the related footnotes) for each of the Reporting Persons and is incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described in Item 3 of this Schedule 13D, Aston entered into the Exchange Agreement, which is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
4	Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K/A filed by the Company with the SEC on August 20, 2018).
5	Letter to William D. Ingram, Dennis McCarthy and Stephen G. Virtue, dated October 16, 2018.

CUSIP No. 76155G206	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 17, 2018

RVL 1 LLC

By: /s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer

ASTON CAPITAL, LLC

By: /s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer

/s/ Robert V. LaPenta
ROBERT V. LAPENTA

/s/ James A. DePalma
JAMES A. DEPALMA

/s/ Robert V. LaPenta, Jr.
ROBERT V. LAPENTA, JR.

/s/ Robert A. Basil, Jr.
ROBERT A. BASIL, JR.